
                                                     UNITED STATES
                                           SECURITIES AND EXCHANGE COMMISSION
                                                Washington, D.C. 20549


                                                      FORM 12b-25

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                                             NOTIFICATION OF LATE FILING                                    SEC FILE NUMBER
                                                                                                               0-7261
(Check One):                                                                                        -----------------------------

 | | Form 10-K |_| Form 20-F |_| Form 11-K |X| Form 10-Q |_| Form N-SAR


     For Period Ended:         June 30, 2000
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     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR
     For the Transition Period Ended: _______________________________________________________________________

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                            Read Instruction (on back page) Before Preparing Form. Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION
                         CHAPARRAL RESOURCES, INC.
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Full Name of Registrant

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Former Name if Applicable
                         16945 Northchase Drive, Suite 1620
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Address of Principal Executive Office (Street and Number)
                         Houston, Texas 77060
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without  unreasonable  effort or expense and the registrant  seeks relief  pursuant to Rule
12b-25(b), the following should be completed. (Check box if appropriate)

        | (a) The reasons  described in  reasonable  detail in Part III of this form could not be  eliminated  without  unreasonable
        |     effort or expense;
        |
  |X|   | (b) The subject annual report,  semi-annual  report,  transition  report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR,
        |     or portion thereof, will be filed on or before the fifteenth calendar day following the  prescribed  due date;  or the subject  quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before  the  fifth
        |     calendar day following the prescribed due date; and
        |
        | (c) The accountant's  statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable  detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q,  N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     Registrant owns an interest in oil and gas properties in a foreign country through a subsidiary, which has a 50% interest in a foreign entity that owns the interest in the oil and gas properties. The Registrant has been advised that delays have been encountered in completing the financial information for such entities. Therefore, the Registrant is unable to obtain the required financial information for the quarter ended June 30, 2000, in order for the Registrant's Quarterly Report on Form 10-Q to be
filed within the prescribed time period.
                                                                                                   (Attach Extra Sheets if Needed)

                                                                                                                    SEC 1344 (6/94)


PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

              MICHAEL B. YOUNG                                  281                                     877-7100
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                  (Name)                                    (Area Code)                             (Telephone Number)

(2) Have all other periodic reports required under Section  13 or 15(d) of  the Securities Exchange Act of
    1934 or Section 30  of the  Investment  Company Act of 1940 during the preceding 12 months or for such shorter  period that  the  registrant was required to file such report(s) been filed? If answer is no,
    identify report(s).                                                                                       |X| Yes  |_| No
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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings  statements to be included in the subject
    report or portion thereof?                                                                                |X| Yes  | | No

    If so, attach an explanation of the anticipated  change,  both narratively and  quantitatively,  and, if appropriate,  state the reasons why a reasonable estimate of the results cannot be made.

     Registrant will report a net loss of between $1,100,000 and $1,200,000 for the three months ended June 30, 2000, and reported a net loss of $1,050,000 for the three months ended June 30, 1999. The increase in the loss was primarily due to increased operational activity in the Karakuduk Field, increased financing costs related to the Company's indebtedness, and application of EITF 99-10,
Percentage Used to Determine the Amount of Equity Method Losses, which requires the recognition of 100% of the equity losses from the Registrant's foreign equity investee.

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                                                       CHAPARRAL RESOURCES, INC.
                                                 ----------------------------------
                                            (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:   August 14, 2000                                                     By:  /s/  MICHAEL B. YOUNG
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                                                                                      Michael B. Young, Treasurer and Controller

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized  representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's  authority to sign on behalf of the registrant shall be filed with the form.

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             Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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